Exhibit 5.1
November 20, 2008
PharmaNet Development Group, Inc.
504 Carnegie Center
Princeton, NJ 08540

RE:	PharmaNet Development Group, Inc., Registration Statement on Form S-4 (Registration No. 333-__________)
Ladies and Gentlemen:
We have acted as counsel to PharmaNet Development Group, Inc., a Delaware corporation (the “Company”), in connection with the filing of the referenced Registration Statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), with the Securities and Exchange Commission (the “SEC”). The Registration Statement relates to the proposed exchange offering of up to $143.75 million aggregate principal amount of the Company’s 8.00% Convertible Senior Notes due 2014 (the “Securities”), plus additional cash consideration, for any or all of the Company's outstanding $143.75 million aggregate principal amount of 2.25% Convertible Senior Notes due 2024. The Securities will be issued under an Indenture (the “Indenture”) among the Company and U.S. Bank National Association, as trustee (the “Trustee”).
In connection with this opinion letter, we have examined the Registration Statement, the proposed form of the Indenture, originals, or copies certified or otherwise identified to our satisfaction of the Certificate of Incorporation and Bylaws of the Company and such other documents, records and other instruments as we have deemed appropriate for purposes of the opinion set forth herein.
We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies.
We have also assumed for purposes of our opinion that the Indenture will be duly authorized, executed and delivered by the Trustee, that the Indenture will constitute a legal, valid and binding obligation of the Trustee, and that the Trustee has the requisite organizational and legal power and authority to perform its obligations under the Indenture.
Based upon the foregoing, we are of the opinion that when the Securities are executed by duly authorized officers of the Company, as provided in the Indenture, and the Securities are duly authenticated by the Trustee and are delivered by the Company as described in the Registration Statement, the Securities will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.
The opinions expressed above are subject to the following limitations and qualifications:

The opinions expressed herein are subject to bankruptcy, insolvency, fraudulent transfer and other similar laws affecting the rights and remedies of creditors generally and general principles of equity.
The opinions expressed herein are limited to the laws of the State of New York, and the Delaware General Corporation Law, and we express no opinion with respect to the laws of any other state or jurisdiction.
We hereby consent to the use of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us under the caption “Legal matters” in the prospectus included in the Registration Statement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the SEC thereunder.
Very truly yours,
/s/ Morgan, Lewis & Bockius LLP